

June 7, 2012

Via E-mail
Paul D. Borja
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Dr.
Troy, MI 48098

Re: Flagstar Bancorp, Inc.
Form 10-K for the period ended December 31, 2011
Forms 10-Q for period ended March 31, 2012
File No. 1-16577

Dear Mr. Borja:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2011 Form 10-K

Business and Strategy
Supervisory Agreements, page 23

1. You disclose that the Bank agreed to take certain actions to address certain banking issues identified by the OCC. Please revise future filings to disclose in more detail each significant banking issue, your actions or planned actions and the anticipated impact on future financial results and trends including credit quality trends.

Troubled Asset Relief program, page 26

2. In future filings disclose that the dividend rate will increase from 5% to 9% in 2013 if the loan is not paid back.

Summary of Operations, page 59

3. In the fourth bullet point, you disclose that you had off-balance sheet hedges of mortgage servicing rights. Please tell us in detail and revise future filings to clarify the nature and amount of off-balance sheet hedges of mortgage servicing rights. Also disclose appropriate information for an investor to clearly understand the risks and impact on financial results related to your off-balance sheet hedges and ensure that you comply with all SEC and US GAAP disclosure requirements for these hedges.

Loans Held-For-Investment Portfolio Activity Schedule, page 77

4. Please revise future filings to present loans transferred (to) from various portfolios on a gross basis.

Troubled Debt Restructurings, page 79

5. Please revise future filings to present a roll forward of performing and non-performing TDR's for each period presented.

Allowance for Loan Losses, page 82

6. Please revise your MD&A in future filings to disclose how often you obtain updated appraisals for impaired loans. Also describe any adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

Note 8 – Loans Held-for-Investment

Troubled Debt Restructurings, page 158

7. You disclose that once a loan becomes a TDR, it will continue to be reported as a TDR until it is ultimately repaid in full, or foreclosed and sold. Please tell us and revise future filings to clarify whether TDRs continue to be presented in your impaired loan tables and whether you continue to measure credit impairment individually using the guidance in ASC 310-10 for these loans.

8. Please revise future filings to clarify whether the change in allowance at modification as used in your tables on page 159 represents an increase or decrease in the allowance for

loan losses. Additionally, if the change represents a decrease in the allowance, please explain to us why the modification or the default would result in a decrease.

March 31, 2012 Form 10-Q

Notes to the Consolidated Financial Statements
Liabilities, page 16

9. Revise the litigation settlement disclosure ("DOJ Agreement"), in future filings to clarify if the settlement has any effect on FHA insured loans in the Company's portfolio, particularly the $2 billion in "Loans repurchased with government guarantees", such as, whether those guarantees are still valid in light of the settlement. Revise to explain if the settlement waives any underwriting defects or whether the guarantees are still subject to possible dispute and/or denial.

Note 4 – Investment Securities, page27

10. Please tell us what each line item represents in your roll forward of credit OTTI recognized during each period. Also reconcile the amounts presented in the roll forward to the credit OTTI recognized in the income statement during the each period presented.

Note 7 – Loans Held-for-Investment, page 30

11. We note your detailed disclosure of the key refinements in your allowance for loan loss methodology on pages 31 and 32. Please tell us and revise future filings here or in MD&A to more clearly explain how these refinements resulted in an increase in your provision for loan losses. Specifically identify the reason the refinement resulted in an increase in estimated incurred losses. For instance, clarify whether the more formal qualitative factors were additive to your loss estimates.

12. On page 32, you disclose that "the effect of these charge-offs does not require a change to the form of or results of the allowance for loan losses calculations as such were already considered as part of the historical loss experience incorporated into the Company's loss models." In your March 31, 2012 earnings conference call, you indicated that those specific reserves were charged-off during the quarter contributed in part to the increased provision expense. It appears these statements are not consistent. Please reconcile these statements for us, explain in detail how the charge-off of prior specific valuation allowances on assets classified as "loss" impacted your provision for loan loss and your allowance for loan losses, and revise you disclosure here or in MD&A in future filings accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Representation and Warranty Reserve – Change in Estimate, page 76

13. Please revise future filings to disclose relevant trend information such as repurchase demands and pending demands included on slide 20 of your earnings presentation for the 1st quarter of 2012 filed as Exhibit 99.2 to your Form 8-K dated May 2, 2012.

14. Please revise future filings to disclose the key reserve variables included on slide 20 of your earnings presentation for the 1st quarter of 2012 filed as Exhibit 99.2 to your Form 8-K dated May 2, 2012.

15. Please revise future filings to disclose quantitative information, if reasonably available, on the significant assumptions' sensitivity to change based on other outcomes that are reasonably likely to occur and which could have a material effect on your reserve. Refer to SEC Release FR-72, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Allowance for Loan Losses, page 85

16. We note your disclosure on page 86 discussing the trend in the allowance for loan losses. Please tell us in detail and revise future filings to more comprehensively bridge the gap between the changes in the credit quality of your loan portfolio and the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Your analysis should also clearly explain how the refinements to your allowance methodology and the charge-off of specific valuation allowances during the period impacted the amounts recorded and how you considered this impact in your assessment of the appropriateness of the allowance. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley at 202-551-3437 or Amit Pande   at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel